10029177

Securities and Exchange Commission
RECEIVED
MAR 05 2010
Branch of Registrations and Examinations

Mail Processing Section
MAR 05 2010
Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-00533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sage Rutty & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Corporate Woods, Suite 300
(No. and Street)

Rochester (City) New York (State) 14623 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(585) 232-3760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1100 Bausch & Lomb Place (Address) Rochester (City) New York (State) 14604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James P. Burke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sage, Rutty & Co., Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP- Finance

Title

Notary Public

ANNE C. CATILLAZ
Notary Public, State of New York
Ontario County, #01CA6159138
Commission Expires 1/16/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Report of Independent Auditors on Internal Control Structure Required by SEC.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rule 17a-5 (under separate cover)

Sage, Rutty & Co., Inc.
Index
December 31, 2009 and 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1100 Bausch & Lomb Place
Rochester NY 14604-2705
Telephone (585) 232 4000
Facsimile (585) 454 6594
www.pwc.com

Report of Independent Auditors

To the Board of Directors and Shareholders
Sage, Rutty & Co., Inc.

In our opinion, the accompanying statements of financial condition and the related statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Sage Rutty & Co., Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2010

Sage, Rutty & Co., Inc.
Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008
Assets		
Cash	$ 1,124,858	$ 985,951
Firm margin deposit	544,196	170,315
Receivable from brokers and dealers	286,921	300,209
Securities in firm account, at fair value	1,496,492	2,172,691
Deposits and other assets	861,158	718,856
Fixed assets, net	124,927	97,031
Deferred tax asset, net	-	18,892
Total assets	$ 4,438,552	$ 4,463,945
Liabilities and shareholders' equity		
Liabilities		
Payable to brokers and dealers	$ 676,184	$ 764,232
Accrued compensation and related taxes	106,010	242,809
Accrued profit sharing	223,754	290,282
Dividends payable	104,200	156,300
Other liabilities	137,523	172,513
Deferred rent payable	66,519	-
ASC 740 liability	34,082	-
Deferred tax liability, net	126,804	-
Total liabilities	1,475,076	1,626,136
Shareholders' equity		
Class A common stock, $0.01 par value authorized 100,000 shares; 84,000 shares issued	840	840
Class B common stock, $0.01 par value authorized 100,000 shares; no shares issued	-	-
Additional paid-in capital	260,903	260,903
Dividends	(104,200)	(156,300)
Retained earnings	4,630,393	4,556,826
	4,787,936	4,662,269
Less: Treasury stock, 31,900 shares, at cost,	(1,824,460)	(1,824,460)
Total shareholders' equity	2,963,476	2,837,809
Total liabilities and shareholders' equity	$ 4,438,552	$ 4,463,945

The accompanying notes are an integral part of these financial statements.

Sage, Rutty & Co., Inc.
Statements of Income
Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Commissions and fees	$ 7,569,878	$ 8,063,122
Income on securities transactions	55,148	84,217
Interest and dividends	80,280	155,154
Unrealized gain/(loss) on securities	67,773	(611,105)
Other income	131,378	84,681
	7,904,457	7,776,069
Expenses		
Employee compensation, payroll taxes and benefits	5,711,562	6,080,191
Securities clearing expense	205,255	179,092
Communications	455,981	392,865
Occupancy	513,647	504,966
Interest	6,428	25,502
Other operating expenses	595,527	594,857
	7,488,400	7,777,473
Income (loss) before income taxes	416,057	(1,404)
Income tax expense (benefit)	162,228	(14,259)
Net income	$ 253,829	$ 12,855

The accompanying notes are an integral part of these financial statements.

Sage, Rutty & Co., Inc.
Statements of Changes in Shareholders' Equity
Years Ended December 31, 2009 and 2008

	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2007	$ 840	$ -	$ 260,903	$ 4,543,971	$ (1,360,135)	$ 3,445,579
Dividends on common stock	-	-	-	(156,300)	-	(156,300)
Treasury share repurchase	-	-	-	-	(464,325)	(464,325)
Net income	-	-	-	12,855	-	12,855
Balance, December 31, 2008	840	-	260,903	4,400,526	(1,824,460)	2,837,809
Dividends on common stock	-	-	-	(104,200)	-	(104,200)
Adoption of ASC 740				(23,962)		(23,962)
Net income	-	-	-	253,829	-	253,829
Balance, December 31, 2009	$ 840	$ -	$ 260,903	$ 4,526,193	$ (1,824,460)	$ 2,963,476

The accompanying notes are an integral part of these financial statements.

Sage, Rutty & Co., Inc.
Statements of Cash Flows
Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income	$ 253,829	$ 12,855
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	90,147	82,233
Deferred income taxes	155,816	(219,929)
Unrealized (gain)/loss on securities, net	(67,773)	611,105
Realized loss/(gain) on investments	5,924	(16,450)
(Increase) decrease in operating assets		
Firm margin deposit	(373,881)	(30,426)
Receivable from brokers and dealers	13,288	(7,201)
Deposits and other assets	(142,302)	(293,598)
Increase (decrease) in operating liabilities		
Payable to brokers and dealers	(88,048)	29,869
Accrued compensation and related payroll taxes	(136,799)	(31,846)
Accrued profit sharing plan	(66,528)	(40,470)
Income taxes currently payable	-	(21,840)
Other liabilities	(34,990)	85,211
Deferred rent payable	66,519	-
Total adjustments	(578,627)	146,658
Net cash (used in) provided by operating activities	(324,798)	159,513
Cash flows from investing activities		
Net sale of securities in Firm account	738,048	296,940
Note receivable	-	200,000
Capital expenditures	(118,043)	(28,201)
Net cash provided by investing activities	620,005	468,739
Cash flows from financing activities		
Dividends paid	(156,300)	(198,660)
Repurchase of treasury shares	-	(464,325)
Net cash used in financing activities	(156,300)	(662,985)
Net increase (decrease) in cash	138,907	(34,733)
Cash		
Beginning of year	985,951	1,020,684
End of year	$ 1,124,858	$ 985,951
Supplemental disclosures of cash flow information		
Cash paid during the year for interest	$ 6,428	$ 25,502
Cash paid during the year for income taxes	204,800	366,640
Supplemental disclosure of noncash financing activities		
Declared dividends	104,200	156,300

The accompanying notes are an integral part of these financial statements.

1. The Company

The Company is a Securities Broker engaged in the purchase and sale of securities for its customers. The Company's customers are comprised of corporate, institutional and individual investors. The Company executes transactions and introduces them to a Clearing Broker, a New York Stock Exchange ("NYSE") Member Firm, on a fully disclosed basis.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC") 105-10, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162." The FASB Accounting Standards Codification is intended to be the source of authoritative generally accepted accounting principles (GAAP) in the United States and reporting standards recognized by FASB. Its primary purpose is to improve clarity and use of existing standards by grouping authoritative literature under common topics. The Codification does not change or alter existing GAAP and there was no impact on the Company's financial statements.

Method of Income Recognition
Security transactions are recorded on a trade date basis. Commission income and expenses are reflected in the financial statements as of the trade date. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Cash
The Company has defined cash as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities in Firm Account
Securities in trading and investment accounts are recorded at fair value and unrealized gains or losses are recorded as income or loss. Market is based on quoted market price, and the unrealized gain/(loss) in 2009 and 2008 amounted to $67,773 and ($611,105), respectively.

The Company's trading securities are purchased on margin from its Clearing Broker. The Company must maintain an appropriate balance in an account held by the Clearing Broker to maintain these securities. This balance amounted to $544,196 and $170,315 at December 31, 2009 and 2008, respectively.

Fixed Assets
Fixed assets are carried at cost less accumulated depreciation. The Company has adopted accelerated methods of calculating depreciation for all assets using estimated useful lives of three to ten years. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts.

The Company reviews long-lived assets in accordance with GAAP for possible impairment when events or changes in circumstances are present. A loss is recognized if the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed are

reported at the lower of the carrying value or the fair value less the cost to sell. No such impairments occurred during fiscal 2009.

Advertising Expenses
The Company expenses advertising as incurred. Advertising expense was $54,137 and $43,202 for the years ended December 31, 2009 and 2008, respectively.

Income Taxes
The Company accounts for income taxes in accordance with GAAP, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements
In January 2010, the FASB amended fair value measurement and disclosure guidance to require disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers and to require separate presentation of information about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. The amended guidance also clarifies existing requirements that (i) fair value measurement disclosures should be disaggregated for each class of asset and liability and (ii) disclosures about valuation techniques and inputs for both recurring and nonrecurring Level 2 and Level 3 fair value measurements should be provided. The guidance is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those years. The adoption of this guidance will not impact the Company's financial position or results of operations.

In May 2009, the FASB issued guidance establishing general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires disclosure of the date through which an entity has evaluated subsequent events. The company adopted this guidance in fiscal year 2009 and the adoption did not have a material impact on the financial statements.

The company evaluated all events or transactions that occurred after December 31, 2009 through February 25, 2010, the date on which these financial statements were issued.

3. Marketable Securities

Marketable securities are measured at fair value as required by GAAP, based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect market assumptions. GAAP classified inputs into the following hierarchy:

Level 1 Inputs – Quoted prices for identical instruments in active markets.

Level 2 Inputs – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs – Instruments with primarily unobservable value drivers.

Estimated fair values of the Company's marketable securities at December 31, 2009 and 2008 were as follows:

	Fair Value Measurements at Reporting Date			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Estimated Fair Value**
2009				
Domestic common stock	$ 527,555	$ -	$ -	$ 527,555
Treasury securities	-	301,275	-	301,275
Municipal & non-convertible corporate bonds	-	667,662	-	667,662
Total securities in firm account	$ 527,555	$ 968,937	$ -	$ 1,496,492
2008				
Domestic common stock	$ 480,725	$ -	$ -	$ 480,725
Treasury securities	-	967,077	-	967,077
Municipal & non-convertible corporate bonds	-	724,889	-	724,889
Total securities in firm account	$ 480,725	$ 1,691,966	$ -	$ 2,172,691

	Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
2009				
Domestic common stock	$ 446,587	$ 280,531	$ (199,563)	$ 527,555
Treasury securities	309,543	-	(8,268)	301,275
Municipal & non-convertible corporate bonds	676,183	3,639	(12,160)	667,662
Total securities in firm account	$ 1,432,313	$ 284,170	$ (219,991)	$ 1,496,492
2008				
Domestic common stock	$ 446,587	$ 239,373	$ (205,235)	$ 480,725
Treasury securities	965,466	4,701	(3,090)	967,077
Municipal & non-convertible corporate bonds	764,232	27,153	(66,496)	724,889
Total securities in firm account	$ 2,176,285	$ 271,227	$ (274,821)	$ 2,172,691

4. Note Receivable

On November 2, 2007, the Company loaned $200,000 to Bona Via, Inc., a New York corporation ("Bona Via"), pursuant to the terms of a Promissory Note (the "Note"). The Note was secured by an interest in Bona Via's accounts receivable and contract rights. The Note bore interest at the rate of 8% per annum and stipulated that interest payments were to be paid semi-annually. The outstanding principal plus accrued interest became due and payable on May 2, 2009.

On May 29, 2008, the Promissory Note was assigned to a related party in exchange for the full face value of the note in the amount of $200,000. All interest accrued through this date was written-off to expense in 2008.

5. Fixed Assets

The Company's fixed assets are comprised of the following:

	2009	2008
Leasehold improvements	$ -	$ 366,415
Furniture and equipment	453,851	346,616
Vehicles	50,000	50,000
	503,851	763,031
Less: Accumulated depreciation	(378,924)	(666,000)
	$ 124,927	$ 97,031

Depreciation expense charged to operations for the years ended December 31, 2009 and 2008 amounted to $90,147 and $82,233, respectively.

6. Employee Benefit Plans

The Company has a profit sharing plan, qualified under the Internal Revenue Code, covering all full-time employees with one year of service. Subject to certain limitations, the Company may make annual contributions to the plan of up to 15% of salaries paid to individuals participating in the plan. Distributions are made to participants or their beneficiaries upon retirement, death, permanent disability or other termination of employment, but are subject to forfeiture under certain conditions. The expense for the plan for the years ended December 31, 2009 and 2008 amounted to $223,754 and $290,282, respectively.

The Company has established a contributory defined contribution 401(k) plan which covers substantially all employees. Under this plan, eligible employees are allowed to contribute up to 100% of their pay (subject to annual legal limitations). Employer contributions are made on a discretionary basis. No employer contributions were made during 2009 and 2008.

7. Income Taxes

The income tax expense (benefit) for the years ended December 31 consists of the following:

	2009	2008
Current		
Federal income taxes	$ 5,436	$ 169,464
State income taxes	976	36,206
	6,412	205,670
Deferred	155,816	(219,929)
	$ 162,228	$ (14,259)

The deferred income tax expense (benefit) for 2009 and 2008 results from the impact of temporary differences between assets and liabilities for financial reporting purposes and the balances for tax purposes.

The components of the deferred tax assets and (liabilities) as of December 31 consists of the following:

	2009	2008
Deferred rent payable	$ 25,743	$ -
Deferred revenue arrangements	10,481	26,630
Depreciation & amortization	(21,062)	97,483
Federal benefit of state tax reserve	10,120	-
Unrealized investment (gain) loss, net	(24,837)	1,438
Prepaid asset arrangements	(127,249)	(106,659)
	$ (126,804)	$ 18,892

The effective tax rate is different from the federal statutory rate of 34% due to tax exempt income of approximately $16,000 and $14,000 in 2009 and 2008, respectively. The Company adopted the provisions of ASC 740, "Income Taxes," on January 1, 2009 relating to accounting for uncertainty in income taxes. As a result of the adoption, the Company recognized a charge of $23,692 to the January 1, 2009 retained earnings balance.

8. Line of Credit

The Company has a line of credit with a commercial bank. The line is collateralized by substantially all of the Company's assets and bears interest at the bank's prime rate. The agreement allows the Company to borrow up to $750,000. The line of credit was unused as of December 31, 2009 and 2008 and no draws were taken on the line during fiscal 2009 and 2008.

9. Lease Commitment

Through August 2009, the Company operated under a lease agreement which expired on August 31, 2009. Under that agreement, the Company paid $140,000 annually. The Company opted not to execute any options to extend the agreement upon expiration of the lease. During 2009, the Company moved into a new facility under a lease agreement expiring November 30, 2019. Under the agreement, the Company will have the option at the end of the lease term to extend the agreement for up to an additional ten years.

During 2004, the Company entered into a new lease agreement for additional office space which expired October 1, 2009. Under the agreement the Company will pay $61,072 annually and at the end of the lease term have the option to extend the agreement for up to an additional ten years.

Future minimum lease payments as of December 31, 2009 consist of the following:

2010	$ 310,500
2011	310,500
2012	312,000
2013	328,500
2014	328,500
Thereafter	1,687,125
Total minimum lease payments	$ 3,277,125

Rental expense under operating leases for the years ended December 31, 2009 and 2008 amounted to $248,801 and $234,032, respectively.

10. Shareholders' equity

On December 15, 2008, the Company's Board of Directors approved an increase in the number of authorized shares of common stock of the Company from 1,000 shares of Common Stock, no par value, to 200,000 shares of Common Stock, par value $0.01, of which 100,000 shares are Class A Voting Common Stock and 100,000 shares are Class B Non-voting Common Stock. Each share of common stock, no par value, that was previously issued and outstanding was converted to 100 shares of Class A Voting Common Stock, par value $0.01. The holders of the Class A Voting Common Stock are entitled to one vote for each share held at all meetings of shareholders and shall have the sole and exclusive right to vote on or approve any corporate action requiring

shareholder approval. All other rights of the Class A Voting Common Stock and Class B Non-voting Common Stock are identical.

On January 20, 2009, the shareholders of the Company approved the above resolution of the Company's Board of Directors.

On April 14, 2009, the Company completed a stock split which entitled each shareholder to receive 100 shares of Class A Voting Common Stock, par value $0.01, for each outstanding share of common stock held on that date. All information about capital stock accounts have been retroactively adjusted to reflect this stock split.

11. Financial Instruments with Off-Balance Sheet Credit Risk

As discussed in Note 1, the Company executes transactions and introduces them to a Clearing Broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

The Company, through its Clearing Broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

12. Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 ("the net capital rule") under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). On December 31, 2009, the Company has net capital (as defined) of $1,785,404 of which $1,535,404 excess of its required net capital of $250,000. The Company's net capital ratio was .376 to 1.

Sage, Rutty & Co., Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2009

Schedule I

1.	Total ownership equity		$ 2,963,476
2.	Deduct: Ownership equity not allowable for net capital		
3.	Total ownership equity qualified for net capital		2,963,476
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	$ -	
	B. Other (deductions) or allowable credits		
5.	Total capital and allowable subordinated liabilities		2,963,476
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition:	1,049,085	
	1. Additional charges for customers' and non-customers' security accounts		
	2. Additional charges to customers' and non-customers' commodity accounts		
	B. Aged fail-to-deliver:		
	1. Number of items		
	C. Aged short security differences		
	D. Secured demand note deficiency		
	E. Commodity futures contracts and spot commodities		
	F. Other deductions and/or charges		(1,049,085)
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		1,914,391
7.	Other additions and/or allowable credits		
8.	Net capital before haircuts on securities positions		1,914,391
9.	Haircuts on securities:		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities:		
	1. Bankers' acceptances, certificates of deposit and commercial paper	408	
	2. U.S. and Canadian Government obligations	789	
	3. State and Municipal Government obligations	29,699	
	4. Corporate obligations	1,699	
	5. Stocks and warrants	69,683	
	6. Options		
	7. Arbitrage		
	8. Other securities	14,061	
	D. Undue concentration	12,648	
	E. Other		(128,987)
10.	Net capital		$ 1,785,404

Sage, Rutty & Co., Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2009

Schedule I

	Computation of Basic Net Capital Requirement		
11.	Minimum net capital required (6-2/3% of line 19)		$ 44,806
12.	Minimum dollar net capital requirement of reporting broker and dealer		250,000
13.	Net capital requirement (greater of line 11 or 12)		250,000
14.	Excess net capital (line 10 less line 13)		1,535,404
15.	Excess net capital at 1,000% (line 10 less 10% of line 19)		$ 1,718,195
16.	Total A.I. liabilities from Statement of Financial Condition		$ 672,088
17.	Add:		
	A. Drafts for immediate credit	$ -	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		
	C. Other unrecorded amounts (list)		
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts		
19.	Total aggregate indebtedness		$ 672,088
20.	Percentage of aggregate indebtedness to net capital		37.6%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Sage, Rutty & Co., Inc. and included in the Company's unaudited Part IIA FOCUS IIA Report filing as of the same date, consisted of the following:

Excess net capital per the Company's FOCUS Report (unaudited)	$ 1,633,985
Adjustments made to income and expense accounts which decrease ownership equity	(123,074)
Decrease to non-allowable assets	25,636
Increase in haircuts on securities	(1,143)
Excess net capital per this computation	$ 1,535,404

Sage, Rutty & Co., Inc.
Computation for Determination of Reserve and Information for Possession or Control Requirements
Year Ended December 31, 2009 **Schedule II**

Exemption under SEC Rule 15c3-3 Section (k)(2)(ii) has been Claimed

The Company promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1100 Bausch & Lomb Place
Rochester NY 14604-2705
Telephone (585) 232 4000
Facsimile (585) 454 6594
www.pwc.com

To the Board of Directors and Shareholders
Sage, Rutty & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules for Sage Rutty & Co, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1100 Bausch & Lomb Place
Rochester NY 14604-2705
Telephone (585) 232 4000
Facsimile (585) 454 6594

Report of Independent Accountants

To the Board of Directors and Shareholders

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Sage Rutty & Co., Inc. for the period from April 1, 2009 through December 31, 2009, which were agreed to by Sage Rutty & Co., Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Sage Rutty & Co., Inc.'s compliance with the applicable instructions of Form SIPC-7T during the nine months ended December 31, 2009. Management is responsible for Sage Rutty & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows:

   Payments dated July 30, 2009 in the amount $3,292 and January 2, 2009 in the amount of $150, compared to the year-to-date December 31, 2009 check register obtained from Matthew Lacey, Controller, check numbers 77910 and 77299 dated July 30, 2009 and January 2, 2010, respectively. In addition, payment dated February 25, 2010 in the amount $7,282. We noted no differences.

2. Compared the Total Revenue amount reported on the audited Financial Statements for the year ended December 31, 2009 less the revenues reported on Sage Rutty & Co., Inc.'s Focus Reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $6,279,828 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. We noted no differences.

3. Compared amounts reported on page 2, items 2b and 2c of Form SIPC-7T with supporting schedules and work papers as follows:
   a. Compared additions on line 7, net loss from securities in investment accounts, of $972 to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage Rutty & Co., Inc. We noted no differences.
   b. Compared deductions on line 1, revenues from the sale of annuities and from the business of insurance, of $1,607,674 to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage Rutty & Co., Inc. We noted no differences.

PRICEWATERHOUSECOOPERS

c. Compared deductions on line 3, clearance paid to other SIPC members in connection with securities transactions, of $169,074 to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage Rutty & Co., Inc. We noted no differences.
d. Compared deductions on line 5, net gain from securities in investment accounts, of $151,338, to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage Rutty & Co., Inc. We noted no differences.
e. Compared deductions on line 8, other revenue not related either directly or indirectly to the securities business, of $58,702 to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage Rutty & Co., Inc. We noted no differences.
f. Compared deductions on line 9 (i), interest and dividend expense, of $4,237 to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage Rutty & Co., Inc. We noted no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $4,289,775 and $10,724, respectively of the Form SIPC-7T. We noted no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Sage Rutty & Co., Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 25, 2010

Sage, Rutty & Co., Inc.
Financial Statements
December 31, 2009 and 2008